MAIL STOP 3561

October 10, 2007

Mark Weinstein
Chief Executive Officer
Bio-Imaging Technologies, Inc.
826 Newtown-Yardley Road
Newtown, PA 18940

      Re: Bio-Imaging Technologies, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2006
               File Number 001-11182

Dear Mr. Weinstein:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Tia Jenkins
      Senior Assistant Chief Accountant
      Office of Emerging Growth
      Companies